**UNITED STATES BANKRUPTCY COURT**
**DISTRICT OF DELAWARE**

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: April 5, 2009 - May 2, 2009

## MONTHLY OPERATING REPORT
### File with Court and submit copy to United States Trustee within 20 days after end of month.

Submit copy of report to any official committee appointed in the case.

| REQUIRED DOCUMENTS | Form No. | Document Attached | Available Upon Request | Affidavit/Supplement Attached |
|---|---|---|---|---|
| Schedule of Cash Receipts and Disbursements | MOR-1 | X | | |
| Bank Reconciliation (or copies of debtor's bank reconciliations) | MOR-1a | X | | |
| Schedule of Professional Fees Paid | MOR-1b | X | | |
| Copies of bank statements | | X | | |
| Cash disbursements journals | | X | | |
| Statement of Operations | MOR-2 | X | | |
| Balance Sheet | MOR-3 | X | | |
| Status of Postpetition Taxes | MOR-4 | X | | |
| Copies of IRS Form 6123 or payment receipt | | N/A | | |
| Copies of tax returns filed during reporting period | | N/A | | |
| Summary of Accounts Payables | MOR-4 | X | | |
| Accounts Receivable Aging | | N/A | | |
| Debtor Questionnaire | MOR-5 | X | | |

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and the attached documents
are true and correct to the best of my knowledge and belief.



_____
Signature of Debtor

6/25/09
_____
Date

_____
Signature of Joint Debtor

_____
Date



_____
Signature of Authorized Individual*

6/25/09
_____
Date

J. Gregory Ambro
_____
Printed Name of Authorized Individual

Executive Vice President and Chief Operating Officer
_____
Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if debtor is a corporation; a partner if debtor
is a partnership; a manager or member if debtor is a limited liability company.

MOR
(04/07)

**In re Gottschalks, Inc.**

Case No. 09-10157 (KJC)
Reporting Period: April 5, 2009 - May 2, 2009

## SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS [1]

| | BANK ACCOUNTS | | | | | CURRENT MONTH | | FILING TO DATE |
|---|---|---|---|---|---|---|---|---|
| | GEN OPER. | STORE WORKING FUNDS | UTILITY DEP | SALES TAX | ALASKA | ACTUAL | PROJECTED [2] | ACTUAL |
| **CASH (LOAN BALANCE) BEGINNING OF MONTH** | (8,723) | 845 | 280 | 3,226 | 3 | (4,370) | (14,084) | (68,811) |
| | | | | | | | | |
| **RECEIPTS** | | | | | | | | |
| CASH SALES | - | | | | | - | - | 83,387 |
| CREDIT CARD RECEIVABLES | - | | | | | - | - | 20,495 |
| LOANS AND ADVANCES | - | | | | | - | - | - |
| SALE OF ASSETS | 16,500 | | | | | 16,500 | 250 | 95,496 |
| OTHER RECEIPTS | 17,234 | (14) | 0 | 0 | | 17,221 | 8,845 | 17,238 |
| TRANSFERS (FROM DIP ACCTS) | (1,700) | (829) | | 2,503 | 26 | (0) | - | 0 |
| **TOTAL RECEIPTS** | $ 32,035 | $ (843) | $ 0 | $ 2,503 | $ 26 | $ 33,721 | $ 9,095 | $ 216,617 |
| | | | | | | | | |
| **DISBURSEMENTS** | | | | | | | | |
| ADVERTISING | - | | | | | - | - | 3,223 |
| MERCHANDISE (INCLUDING FREIGHT) | - | | | | | - | 150 | 53,228 |
| RENT | 805 | | | | | 805 | 5,303 | 7,723 |
| PAYROLL, PAYROLL TAXES, AND BENEFITS | 7,057 | | | | | 7,057 | 5,204 | 30,959 |
| UTILITIES | 700 | | | | | 700 | 647 | 1,765 |
| INSURANCE | 39 | | | | | 39 | 112 | 327 |
| SALES AND OTHER TAXES | 1,812 | | | 238 | | 2,051 | 2,169 | 14,251 |
| GENERAL OPERATING | 1,816 | | | | | 1,816 | 1,126 | 5,679 |
| FINLAY LICENSE | - | | | | | - | - | 3,611 |
| FINANCING EXPENSES | - | | | | | - | - | 3,524 |
| PROFESSIONAL FEES | 117 | | | | | 117 | 30 | 117 |
| OTHER | 5,027 | | | | 2 | 5,028 | 6,871 | 6,969 |
| **TOTAL DISBURSEMENTS** | $ 17,373 | $ - | $ - | $ 238 | $ 2 | $ 17,613 | $ 21,612 | $ 131,376 |
| | | | | | | | | |
| DRAW ON LC | - | | | | | - | - | 4,648 |
| ADJUSTMENTS | 1,178 | | | | | 1,178 | 10,264 | 1,220 |
| **NET CASH FLOW** | $ 13,484 | $ (843) | $ 0 | $ 2,265 | $ 24 | $ 14,930 | $ (22,781) | $ 79,372 |
| (RECEIPTS LESS DISBURSEMENTS) | | | | | | | | |
| | | | | | | | | |
| **CASH (LOAN BALANCE)- END OF MONTH** | $ 4,760 | $ 2 | $ 280 | $ 5,490 | $ 27 | $ 10,560 | $ (36,865) | $ 10,560 |

[1] The cash balances and activity on this schedule represents the following balance sheet items: Unrestricted Cash and Cash Equivalents, Restricted Cash and Cash Equivalents, and Revolver Line of Credit. The balance of the revolver line of credit as of May 2, 2009 was $0.

[2] 'Projected' amounts reflect projections per the DIP budget (based on weeks ending each Monday) and reflect projected activity for the period April 7 - May 4, 2009. The projection does not include activity in the other general operating, Alaska, and sales tax accounts.

**SCHEDULE OF PROFESSIONAL FEES AND EXPENSES PAID**
This schedule is to include all retained professional payments from case inception to current month.

| PAYEE | PERIOD COVERED | DATE OF COURT ORDER AUTHORIZING PAYMENT | AMOUNT APPROVED | AMOUNT PAID | | TOTAL PAID TO DATE | | AMOUNT ACCRUED | TOTAL INCURRED AND UNPAID |
|---|---|---|---|---|---|---|---|---|---|
| | | | | FEES | EXPENSES | FEES | EXPENSES | | |
| O'Melveny & Meyers | 1/14 to 5/2/09 | | | | | | | 3,000,000 | 3,000,000 |
| FTI Consulting | 1/14 to 5/2/09 | | | | | | | 2,650,000 | 2,650,000 |
| Richards, Layton & Finger | 1/14 to 5/2/09 | | | | | | | 290,000 | 290,000 |
| Kurtzman Carson Consultants | 1/14 to 5/2/09 | | | 126,685 | | 126,685 | | 377,000 | 250,315 |
| Cooley Godward Kronish | 1/14 to 5/2/09 | | | | | | | 580,000 | 580,000 |
| Loughlin Meghji & Company | 1/14 to 5/2/09 | | | | | | | 260,000 | 260,000 |
| Benesch | 1/14 to 5/2/09 | | | | | | | 90,000 | 90,000 |
| GE Capital Third Party Legal [1] | 1/14 to 5/2/09 | | | 95,430 | | 95,430 | | 500,000 | 404,570 |
| Financial Dynamics | 1/14 to 5/2/09 | | | 11,665 | | 11,665 | | 25,000 | 13,335 |
| Other | 1/14 to 5/2/09 | | | | | | | 310,000 | 310,000 |
| **TOTAL PAYMENTS TO PROFESSIONALS** | | | $ - | $ 233,780 | $ - | $ 233,780 | $ - | $ 8,082,000 | $ 7,848,220 |

[1] Amounts paid to GE Capital's legal advisors represent disbursements related to advisory work on the Credit Agreement performed prepetition.

MOR
(04/07)

**UNITED STATES BANKRUPTCY COURT**
**DISTRICT OF DELAWARE**

**In re: Gottschalks, Inc.**

**Case No. 09-10157 (KJC)**
**Reporting Period: April 5 - May 2, 2009**

**STATEMENT OF OPERATIONS - Income Statement**

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

| **REVENUES** | **Month ($ in 000's)** | **Cumulative Filing to Date ($ in 000's)** |
|---|---|---|
| Net Sales | 0 | 92,623 |
| Net Leased Department Revenue | 120 | 1,044 |
| Net Credit Revenue | 332 | 1,630 |
| Total Revenues | 452 | 95,297 |
| **COST OF GOODS SOLD** | | |
| Cost of Goods Sold | (90) | 74,106 |
| Gross Profit | 542 | 21,191 |
| **OPERATING EXPENSES** | | |
| Advertising | (56) | 2,201 |
| Bad Debts | 1 | 65 |
| Contributions | - | 9 |
| Employee Benefits Programs | 16 | 3,403 |
| Insider Compensation | 88 | 613 |
| Insurance | 60 | 701 |
| Repairs and Maintenance | 117 | 923 |
| Rent and Lease Expense | 110 | 6,753 |
| Salaries/Commissions/Fees | (370) | 17,426 |
| Supplies | 27 | 1,890 |
| Taxes | 462 | 1,612 |
| Travel and Entertainment | 10 | 120 |
| Utilities | (345) | 1,034 |
| Other (attach schedule) | 2,608 | 49,993 |
| Total Operating Expenses Before Depreciation | 2,728 | 86,743 |
| Depreciation/Depletion/Amortization | 547 | 4,083 |
| Net Profit (Loss) Before Other Income & Expenses | (2,733) | (69,635) |
| **OTHER INCOME AND EXPENSES** | | |
| Other Income (attach schedule) | (343) | (381) |
| Interest Expense | 187 | 1,478 |
| Net Profit (Loss) Before Reorganization Items | (2,577) | (70,732) |
| **REORGANIZATION ITEMS** | | |
| Professional Fees | 1,790 | 8,082 |
| U. S. Trustee Quarterly Fees | 10 | 40 |
| Other Reorganization Expenses (attach schedule) | 468 | 1,705 |
| Total Reorganization Expenses | 2,268 | 9,827 |
| Income Taxes | - | 76 |
| Net Profit (Loss) | **$ (4,845)** | **$ (80,635)** |

Notes:



MOR
(04/07)

In re: Gottschalks, Inc.                                    **Case No. 09-10157 (KJC)**
                                                            **Reporting Period: April 5 - May 2, 2009**

**STATEMENT OF OPERATIONS - continuation sheet**

| BREAKDOWN OF "OTHER" CATEGORY | Month ($ in 000s) | Cumulative<br>Filing to Date ($ in 000s) |
|---|---|---|
| | | |
| **Other Operational Expenses** | | |
| Services Purchased | 504 | 3,822 |
| Unclassified | (304) | (247) |
| Communications | 88 | 326 |
| Postage | 16 | 193 |
| Professional Fees | 36 | 71 |
| Costs capitalized under Uniform Capitalization Rules [1] | 0 | (1,099) |
| (Gain)Loss on Assets | 2,268 | 46,921 |
| Store Closure Costs | 0 | 6 |
| | | |
| **Total Other Operational Expenses** | **2,608** | **49,993** |
| **Other Income** | | |
| Rental income | (9) | (40) |
| Miscellaneous income | (334) | (341) |
| | | |
| **Total Other Income** | **(343)** | **(381)** |
| **Other Reorganization Expenses** | | |
| Amortization of DIP loan fees | 468 | 1,705 |
| | | |
| Total Other Reorganization Expenses | 468 | 1,705 |

[1] Uniform Capitalization Rules require capitalization of certain indirect buying, handling and distribution costs to align these costs with the related sales.

MOR
(04/07)

**UNITED STATES BANKRUPTCY COURT**
**DISTRICT OF DELAWARE**

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: April 5 - May 2, 2009

**BALANCE SHEET**

The Balance Sheet is to be completed on an accrual basis only.  Pre-petition liabilities must be classified separately from postpetition obligations.

| ASSETS | BOOK VALUE AT END OF CURRENT REPORTING MONTH ($ in 000's) | BOOK VALUE PETITION DATE ($ in 000's) |
|---|---|---|
| **CURRENT ASSETS** | | |
| Unrestricted Cash and Equivalents | $ 7,434 | $ 7,408 |
| Restricted Cash and Cash Equivalents [1] | 5,771 | - |
| Credit Card Receivables | 1,050 | - |
| Accounts Receivable (Net) | 3,623 | 2,944 |
| Inventories | - | 126,552 |
| Prepaid Expenses (attach schedule) | 7,159 | 3,849 |
| Professional Retainers | 493 | 493 |
| Other Current Assets (attach schedule) | 23,421 | 8,216 |
| *TOTAL CURRENT ASSETS* | $ 48,951 | $ 149,462 |
| **PROPERTY AND EQUIPMENT** | | |
| Real Property and Improvements | 60,652 | 60,652 |
| Machinery and Equipment | 12,348 | 61,313 |
| Furniture, Fixtures and Office Equipment | 1,148 | 89,942 |
| Leasehold Improvements | 65,469 | 65,463 |
| Vehicles | 420 | 420 |
| Construction in progress | - | 2,187 |
| Less Accumulated Depreciation | (65,230) | (151,228) |
| *TOTAL PROPERTY & EQUIPMENT* | $ 74,807 | $ 128,749 |
| **OTHER ASSETS** | | |
| Loans to Insiders | - | - |
| Other Assets (attach schedule) | 7,376 | 5,166 |
| *TOTAL OTHER ASSETS* | $ 7,376 | $ 5,166 |
| | | |
| **TOTAL ASSETS** | $ 131,134 | $ 283,377 |

| LIABILITIES AND OWNER EQUITY | BOOK VALUE AT END OF CURRENT REPORTING MONTH | BOOK VALUE PETITION DATE |
|---|---|---|
| *LIABILITIES NOT SUBJECT TO COMPROMISE (Postpetition)* | | |
| Accounts Payable | 4,647 | |
| Taxes Payable (refer to FORM MOR-4) | 8,357 | |
| Wages Payable | 384 | |
| Rent / Leases - Building/Equipment | 1,289 | |
| Secured Debt / Adequate Protection Payments | - | |
| Professional Fees | 7,858 | |
| Amounts Due to Insiders | 19 | |
| Other Postpetition Liabilities (attach schedule) | 39,844 | |
| *TOTAL POSTPETITION LIABILITIES* | $ 62,398 | - |
| *LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)* | | |
| Secured Debt | 3,249 | 76,069 |
| Priority Debt | 471 | 37 |
| Unsecured Debt | 54,272 | 54,533 |
| Other Pre-petition Liabilities (attach schedule) | 2,735 | 64,099 |
| *TOTAL PRE-PETITION LIABILITIES* | $ 60,727 | 194,738 |
| | | |
| *TOTAL LIABILITIES* | $ 123,125 | 194,738 |
| *OWNER EQUITY* | | |
| Capital Stock | 137 | 137 |
| Additional Paid-In Capital | 78,007 | 78,002 |
| Retained Earnings - Pre-Petition | 11,987 | 11,987 |
| Retained Earnings - Postpetition | (80,635) | |
| Adjustments to Owner Equity (attach schedule) | (1,487) | (1,487) |
| *NET OWNER EQUITY* | 8,009 | 88,639 |
| | | |
| **TOTAL LIABILITIES AND OWNERS' EQUITY** | $ 131,134 | $ 283,377 |

[1] Restricted Cash and Cash Equivalents represents cash held in separate accounts for utility adequate assurance sand tax payments.

MOR
(04/07)

**BALANCE SHEET - continuation sheet**

| ASSETS | BOOK VALUE AT END OF CURRENT REPORTING MONTH | BOOK VALUE PETITION DATE | |
|---|---|---|---|
| **Prepaid Expenses** | | | |
| Prepaid insurance | 787 | 1,167 | |
| Workers compensation prepaid | 889 | 889 | |
| Prepaid advertising | - | 219 | |
| Prepaid health and other | 269 | 122 | |
| Prepaid rent | 2,377 | - | |
| Prepaid expenses | 427 | 1,094 | |
| Prepaid property taxes | 502 | 358 | |
| Prepaid merchandise | 1,908 | | |
| | | | |
| **Total Prepaid Expenses** | **7,159** | **3,849** | |
| **Other Current Assets** | | | |
| Supplies | - | 1,534 | |
| Workers compensation reserves | 6,118 | 6,118 | |
| Deferred loan fees | 1,107 | 4 | |
| Joint Venture receivable | 15,585 | | |
| Other receivables | 120 | 373 | |
| Salary support receivable | 490 | 184 | |
| Other | 1 | 3 | |
| | | | |
| **Total Other Current Assets** | **23,421** | **8,216** | |
| **Other Assets** | | | |
| Intangibles - lease rights | 792 | 813 | |
| Investment in partnership | 1,782 | 1,810 | |
| Credit card and other deposits | 1,524 | - | |
| Straightline lease | 2,475 | 2,543 | |
| Prepaid rent | 804 | | |
| | | | |
| **Total Other Assets** | **7,377** | **5,166** | |

| LIABILITIES AND OWNER EQUITY | BOOK VALUE AT END OF CURRENT REPORTING MONTH | BOOK VALUE PETITION DATE | |
|---|---|---|---|
| **Other Postpetition Prepetition Liabilities** | | | |
| **Other Postpetition Liabilities** | | | |
| Accrued expenses | 374 | | |
| Cash management liability (bank overdraft) | 2,903 | | |
| Gift and merchandise cards | 4,119 | | |
| Vacation payable | 628 | | |
| Payroll deductions payable | 544 | | |
| Sales return reserve | - | | [1] |
| Workers compensation insurance reserves | 6,118 | | [1] |
| Other insurance reserves | 348 | | [1] |
| Deferred revenue | 5,997 | | |
| Deferred rent | 5,251 | | |
| Intangibles - lease rights | 198 | | |
| Fin 48 liability | 1,008 | | |
| Deferred taxes | 3,512 | | |
| Capital leases | 8,844 | | |
| **Total Other Postpetition Liabilities** | **39,844** | | |
| | | | |
| **Other Prepetition Liabilities** | | | |
| Accrued expenses | | 5,162 | [2] |
| Gift and merchandise cards | | 7,738 | [2] |
| Sales and payroll taxes payable | | 10,495 | [2] |
| Wages payable | | 2,030 | [2] |
| Vacation payable | 1,906 | 2,990 | |
| Payroll deductions payable | | 304 | [2] |
| Accrued accounting fees | 481 | 520 | |
| Pension liability | 97 | 97 | |
| Other accruals prepetition | 223 | 599 | |
| Store party fund | 28 | 63 | |
| Vendor supported events | - | 220 | |
| Sales return reserve | | 1,663 | [1] |
| Workers compensation insurance reserves | | 6,118 | [1] |
| Other insurance reserves | | 259 | [1] |
| Deferred revenue | | 6,699 | |
| Deferred rent | | 5,466 | |
| Intangibles - lease rights | | 208 | |
| Fin 48 liability | | 1,008 | |
| Deferred taxes | | 3,512 | |
| Capital leases | | 8,948 | |
| **Total Other Prepetition Liabilities** | **2,735** | **64,099** | |
| | | | |
| **Adjustments to Owner Equity** | | | |
| Treasury stock | (1,487) | (1,487) | |
| | | | |
| [1]  Represents reserves that are reevaluated on a quarterly basis. | | | |
| [2]  Represents employee programs that were continued postpetition per Court order. | | | |

MOR
(04/07)

**UNITED STATES BANKRUPTCY COURT**
**DISTRICT OF DELAWARE**

**In re: Gottschalks, Inc.** **Case No. 09-10157 (KJC)**

**Reporting Period: April 5 - May 2, 2009**

**STATUS OF POSTPETITION TAXES**

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 or payment receipt to verify payment or deposit of federal payroll taxes.
Attach photocopies of any tax returns filed during the reporting period.

| **Federal** | **Beginning Tax Liability** | **Amount Withheld or Accrued** | **Amount Paid** | **Ending Tax Liability** |
|---|---|---|---|---|
| Withholding | 276,526 | 236,404 | (363,168) | 149,762 |
| FICA | 757,531 | 874,325 | (979,924) | 651,932 |
| Unemployment | 119,906 | 22,737 | (95,073) | 47,570 |
| Total Federal Taxes | $ 1,153,963 | $ 1,133,466 | $ (1,438,166) | $ 849,264 |
| **State and Local** | | | | |
| Withholding | 126,771 | 105,842 | (162,837) | 69,775 |
| Sales & Excise [1] | 4,183,435 | 3,659,639 | (401,027) | 7,442,047 |
| Unemployment | 378,685 | 77,301 | (298,764) | 157,222 |
| Real Property | 598,153 | 290,263 | (1,081,584) | (193,169) |
| Personal Property [2] | 37,330 | 14,466 | (25,718) | 26,078 |
| Workers Compensation | 10,187 | 2,683 | (7,556) | 5,313 |
| Other: Local | 1,808 | 445 | (1,363) | 891 |
| Total State and Local | 5,336,369 | 4,150,639 | (1,978,850) | 7,508,158 |
| **Total Taxes** | $ 6,490,332 | $ 5,284,105 | $ (3,417,015) | $ 8,357,421 |

[1] Sales and Excise taxes are paid one month in arrears.
[2] Personal Property Taxes are paid on an annual basis.
* Copies of tax returns are available upon request.

**SUMMARY OF ACCOUNTS PAYABLE**

Attach aged listing of accounts payable.

Note: The Company does not analyze or prepare the aging of its accounts payable.



MOR
(04/07)

**In re: Gottschalks, Inc.**

**Case No. 09-10157 (KJC)**
**Reporting Period: April 5 - May 2, 2009**

**ACCOUNTS RECEIVABLE AGING**

| Accounts Receivable Aging | Amount |
|---|---|

Note:  The Company does not analyze or prepare the aging of its accounts receivable.

**DEBTOR QUESTIONNAIRE**

| Must be completed each month | Yes | No |
|---|---|---|
| 1.  Have any assets been sold or transferred outside the normal course of business this reporting period?  If yes, provide an explanation below.[1] | | X |
| 2.  Have any funds been disbursed from any account other than a debtor in possession account this reporting period?  If yes, provide an explanation below. | | X |
| 3.  Have all postpetition tax returns been timely filed?  If no, provide an explanation below. | N/A | |
| 4.  Are workers compensation, general liability and other necessary insurance coverages in effect?  If no, provide an explanation below. | X | |
| 5.  Has any bank account been opened during the reporting period?  If yes, provide documentation identifying the opened account(s).  If an investment account has been opened provide the required documentation pursuant to the Delaware Local Rule 4001-3.[2] | | X |

MOR
(04/07)